EXHIBIT 99.2

Consent of Independent Registered Public Accounting Firms

We consent to the reference to our firm under the heading “Experts” in the prospectus dated 28 October 2021, related to the registration statement on Form F-3 of Rio Tinto plc (No. 333-238553), Rio Tinto Limited (No. 333-238553-01), Rio Tinto Finance (USA) Inc. (No. 333-238553-02), Rio Tinto Finance (USA) plc (No. 333-238553-03), and Rio Tinto Finance (USA) Limited (No. 333-238553-04).

/s/ KPMG LLP	/s/ KPMG
KPMG LLP	KPMG

London, United Kingdom	Perth, Australia
28 October 2021	28 October 2021